July 20, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. David Lin
Staff Attorney

Re:	Kinderhook Bank Corp.
Offering Statement on Form 1-A
Filed June 1, 2017
File No. 024-10705

Acceleration Request

Requested Date: July 21, 2017
Requested Time: 4:00 PM EST

To Mr. Lin:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Statement on Form 1-A, Kinderhook Bank Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby confirms that at least one state has advised us that it is prepared to qualify or register the offering.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not bar the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The National Union Bank of Kinderhook, 1 Hudson Street, Kinderhook, NY 12106    •   518.758.7101 •

www.kinderhookbank.com

•	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to Jennifer L. DiBella at (860) 522-9100 or email to her at: jdibella@cfmlawfirm.com.

Very truly yours,

KINDERHOOK BANK CORP.

By:	/s/ John A. Balli.
John A. Balli
President and Chief Executive Officer